SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)

                      Hexcel Corporation
                       (Name of Issuer)

         New Common Stock, par value $0.01 per share
              (Title of Class of Securities)

                            none
                       (CUSIP Number)

                      MICHAEL F. PRICE
               HEINE SECURITIES CORPORATION
                51 JOHN F. KENNEDY PARKWAY
                  SHORT HILLS, NJ 07078
                      (201) 912-2152
      (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)

                       September 14, 1994
          (Date of Event which Requires Filing
                    of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on the following page(s))

                         Page 1 of 6 pages

CUSIP No.                      13D        Page 2 of 6 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Heine Securities Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not Applicable                             (a) [ ]
                                                     (b) [ ]

3  SEC USE ONLY


4  SOURCE OF FUNDS*

   N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)     [  ]

6  CITIZENSHIP OR PLACE OF INCORPORATION

          Delaware

   NUMBER OF      7  SOLE VOTING POWER
   SHARES               N/A
   BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY             N/A
   EACH           9  SOLE DISPOSITIVE POWER
   REPORTING            N/A(See Item 5)
   PERSON         10  SHARED DISPOSITIVE POWER
   WITH                 N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON         N/A

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.00% (See Item 5)

14 TYPE OF REPORTING PERSON*

          IA

               *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                 13D         Page 3 of 6 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael F. Price

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not Applicable                            (a) [  ]
                                                    (b) [  ]

3  SEC USE ONLY


4  SOURCE OF FUNDS

       N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS
   2(d) OR 2(e)     [  ]

6  CITIZENSHIP OR PLACE OF INCORPORATION

          United States

   NUMBER OF      7  SOLE VOTING POWER
   SHARES               N/A
   BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY             N/A
   EACH           9  SOLE DISPOSITIVE POWER
   REPORTING            N/A
   PERSON         10  SHARED DISPOSITIVE POWER
   WITH                 N/A

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

         N/A

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*  /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%

14 TYPE OF REPORTING PERSON*

          IN

               *SEE INSTRUCTION BEFORE FILLING OUT!

The Schedule 13D previously filed is hereby amended as follows:

Item 4.  Purpose of Transaction

Discussions among the Issuer, Mutual Series and the Official Equity Committee in the Issuer's reorganization proceedings under Chapter 11 of the Bankruptcy Code are being held with respect to Mutual Series acting as standby purchaser of the Issuer's common stock under terms different than those set forth in the Stock Subscription and Standby Agreement entered into between Mutual Series and the Issuer dated as of July 27, 1994. The basis for such discussions is Mutual Series' letter dated September 14, 1994 to the Issuer's Board of Directors, which is incorporated herein by reference to the copy attached hereto as Exhibit E. Except as set forth therein, neither HSC nor, to the best of HSC's knowledge, any executive officer or director of HSC or Mutual Series, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 7.  Material To Be Filed As Exhibits

Exhibit E           September 14, 1994 Letter from Mutual
                    Series Fund Inc. to Board of Directors
                    of the Issuer

Signatures


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 1994


/s/ Michael F. Price
President
Heine Securities Corporation


/s/ Michael F. Price

EXHIBIT E

            [MUTUAL SERIES FUND LETTERHEAD]







                                   September 14, 1994



Board of Directors of Hexcel Corporation
5794 West Las Positas Boulevard
Pleasanton, CA  94588

Gentlemen:

     In light of Hexcel's recently announced agreement to sell its EMT business to Northrop for approximately $30 million and other recent developments, including the progress the Company has made in restructuring its operations, Mutual Series is pleased to make a revised proposal to participate in and act as standby purchaser for a rights offering to fund a plan of reorganization for Hexcel Corporation.

     The revised proposal is based on a rights offering for common stock priced at $4.625 per share. Of the total $50 million rights offering, $41 million will be offered to current stockholders and $9 million will be reserved for sale to Mutual Series. The rights are to be freely tradeable. Based on the revised terms, non-subscribing holders will retain an approximately 40.25% equity interest in Hexcel; since no warrants will be part of the rights offering, there will be no further dilution. If the stockholders exercised all of the rights distributed to them, they would have an approximate 89% interest in the reorganized company.

     A commitment fee of $500,000 would be payable to Mutual Series for advancing $50 million on the effective date of the plan, and any unused amounts will be repaid at the conclusion of the rights offering plus interest at the Federal Funds rate. In addition, there is a break-up fee of $350,000 with an overbid of $.50 per share and reimbursement of expenses. For up to five years, Mutual Series will be entitled to three demand registrations if its investment is less than $30 million, five demands if in excess of $30 million, and piggyback rights. Mutual Series' proposal is conditioned upon substantially the same conditions set forth in the form of standby commitment letter used by M.J. Whitman, L.P., as well as conditions relating to closing the Northrop transaction, the management of the reorganized debtor, expiration of any applicable H-S-R waiting period and execution of a definitive commitment agreement.

     With regard to management of the reorganized debtor, Mutual Series expects that John Lee will remain as a director and interim Chief Executive Officer of Hexcel, that a search will be commenced immediately for a new permanent Chief Executive Officer, and that Mr. Lee's long term role will be as a non-executive Chairman with responsibility for strategic planning of the Company. The board of the reorganized company will consist of nine members and be composed of three nominees of the Equity Committee, two nominees of Mutual Series, John Lee, Frank Wimer and two nominees acceptable to the Equity Committee and Mutual Series.

     Mutual Series believes its substantially improved proposal offers the maximum recovery to Hexcel's creditors and shareholders in the earliest time frame possible, and therefore hopes that it will be approved by Hexcel's Board of Directors and its Equity Committee and Creditors'
Committee. Mutual Series is prepared to execute a formal commitment agreement promptly upon such approvals. Mutual
Series' revised proposal will terminate at 5:00 p.m. on Friday, September 16, 1994 unless theretofore approved by Hexcel's Board and the Equity Committee. We look forward to hearing from you and working towards a consensual plan of reorganization with all parties in interest.

                                   Very truly yours,



                                   Michael F. Price
                                   President

MFP/nh

cc:  Mr. Wilbur Ross
     Peter Wolfson, Esq.